Bradford D. Rodgers

SVP and Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

June 15, 2022

Via EDGAR and E-mail

Ms. Rebecca Ament Marquigny

Senior Counsel

Disclosure Review Office 2

SEC Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Protective Life Insurance Company
Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
File Nos. 333-261426 & 811-08108

Commissioners:

On behalf of Protective Life Insurance Company (the “Company”) and on behalf of Protective Variable Annuity Separate Account, we have filed this letter as correspondence via EDGAR. This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission on the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (the “Registration Statement”) in a phone call with outside counsel for the Company on May 27, 2022.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response. We have also filed as correspondence the draft prospectus to the Registration Statement and the initial summary prospectus that have been revised to reflect the changes made in response to the Staff comments, which changes will be included in Pre-Effective Amendment No. 2 to the Registration Statement.

1.                                      Item 2: Key Information Table. Maximum/Minimum Charges. Please disclose a single line item for the optional benefits reflecting the lowest current fee for an optional benefit and the highest current fee for an optional benefit. Please also note that the use of a rate sheet supplement to change current fees may require updates to the key information table if the rate sheet changes the lowest and high current fees for the optional benefit line item. This requirement is set forth in Instruction 2(c)(i)(F) to Item 2 of Form N-4. See also Footnote 142 of the adopting release for amended Form N-4 (Release No. IC-33814), which provides an example illustrating how the minimum and maximum optional benefit charges should be presented.

Commissioners

U.S. Securities and Exchange Commission

June 14, 2022

Response: The Company has complied with the Staff comment. The Company also acknowledges that changes to current fees reflected in future rate sheet supplements would require updating the key information table if such changes result in changing the lowest and/or highest current fees in the optional benefit line item.

2.                                      Fund Appendix. Presentation of SecurePay Rider Allocation Funds. Please consider deleting the column titled “SecurePay Rider Allocation Investment Category” and identify the funds permissible under the SecurePay Rider Options in a manner that does not alter the main table format specifically imposed by Item 17 of Form N-4. Per Instruction 1(f)(2) to Item 17 under Form N-4, the Appendix may incorporate a separate table for this purpose. A supplemental table should include all the relevant information in one place so that it functions as a stand-alone presentation without changing the main table format.

Response: The Company notes that Instruction 1(f)(2) to Item 17 of Form N-4 provides that, in indicating which Funds are available or restricted under the benefits offered under the Contract, the Appendix could incorporate a separate table “or could use any other presentation that might promote clarity and facilitate understanding.” This language presumes that there are circumstances under which a variation of the first Appendix table is permissible. The Company believes that this presentation is clear and facilitates understanding. Moreover, the Company believes that presenting this information in a column of the Fund Appendix table is more helpful to Contract Owners than providing the same information in a second separate table, which would require Contract Owners to refer back to the first table in evaluating the investment options available to them under the SecurePay Protector rider. For these reasons, the Company respectfully declines to make the change requested by the Staff.

3.                                      Fund Appendix. Additional Text. Please delete the bold and italicized paragraph following the last footnote to the primary Fund table in the initial summary prospectus, as it is not required by Item 17 under Form N-4. Although we acknowledge that General Instruction C(3)(b) under Form N-4 permits the Company to include additional information that is not called for by Form N-4 in the statutory prospectus so long as it is not incomplete, inaccurate or misleading and does not obscure or impede understanding of the information that is required by Form N-4, we note that Rule 498A(b)(5) does not permit the Company to include additional information that is not specifically called for in the initial summary prospectus. Please consider also removing this paragraph from the statutory prospectus, as the inconsistency of including it in the statutory prospectus while omitting it from the initial summary prospectus may be materially misleading.

Response: The Company has removed the subject disclosure from the Fund Appendix included in the initial summary prospectus. For consistency, the Company has moved the disclosure from the Fund Appendix included in the statutory prospectus so that the

Commissioners

U.S. Securities and Exchange Commission

June 14, 2022

paragraph now appears under the heading “The Funds” in the body of the statutory prospectus.

*                                        *                                        *

The Company believes that it has responded to all Staff comments and respectfully requests that the Staff review these materials as soon as possible. Once the Staff has reviewed the materials and all outstanding Staff comments have been resolved, the Company will file Pre-Effective Amendment No. 2 to the Registration Statement and request acceleration of the effective date of Pre-Effective Amendment No. 2 to July 7th, 2022 or as soon as practicable thereafter.

If you have any questions regarding this letter, please contact me at the above number, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradford Rodgers
VP, Senior Counsel
Protective Life Insurance Company

cc:	Mr. Thomas Bisset
Mr. Timothy Graves